Exhibit 99.1

YM BioSciences Nimotuzumab Results Reported at SIOP Conference
- Phase II Study of Nimotuzumab in Pediatric Patients with Recurrent Diffuse Intrinsic Pontine Glioma (DIPG)

MISSISAUGA, Canada, October 31, 2011 - YM BioSciences Inc. (NYSE Amex: YMI, TSX: YM) today announced that preliminary results of a Phase II study evaluating the safety and efficacy of nimotuzumab in pediatric patients with recurrent diffuse intrinsic pontine glioma (DIPG) were reported at the 43rd Congress of the International Society of Paediatric Oncology (SIOP) conference being held in Auckland, New Zealand.

 “Nimotuzumab is an anti-EGFR antibody that has shown promising activity in a previous Phase II study in patients with recurrent/refractory DIPG, a particularly severe, inoperable form of cancer for which there are currently no lifesaving effective treatments,” said Dr. Ute Bartels at The Hospital for Sick Children in Toronto, Canada. “In the study we conducted, nimotuzumab was found to be safe and well tolerated. In this very challenging disease, a small subset of patients showed prolonged survival and benefit from nimotuzumab.”

The study was a Phase II, open-label, single-arm, multi-center study conducted at multiple sites in the US, Canada, and Israel. It was designed to evaluate the efficacy and safety of nimotuzumab in patients aged three to 18 years of age with clinically and radiologically confirmed recurrent diffuse intrinsic pontine glioma (DIPG) following one previous regimen for their disease. All had received prior radiotherapy and 25 had received chemotherapy. Nimotuzumab (150 mg/m2) was administered intravenously once weekly from week one to seven and once every two weeks from week eight to 18. Patients with Partial Response (PR) or Stable Disease (SD) were allowed to continue nimotuzumab.

Of 46 patients enrolled, 44 received at least one dose of nimotuzumab. Nineteen patients (43.2%) completed the induction phase, five patients (11.4%) completed the consolidation phase, and three patients (6.8%) continued to receive nimotuzumab after completing the consolidation phase. Seven patients (15.9%) died due to disease progression. Treatment with nimotuzumab was well tolerated with most adverse events reported as mild or moderate in severity. The majority of Adverse Events (AEs) were associated with CNS disorders and not related to study drug. The most commonly reported events related to study drug were rash and lymphopenia occurring in 9.1% and 6.8% of patients respectively. Study drug discontinuation was reported in four patients overall due to AEs. Only one patient experienced serious Adverse Events (Grade 5 intracranial tumor hemorrhage and tumor necrosis), assessed as possibly related to nimotuzumab.

No Complete Responses (CR) were observed. At week 8, a PR was reported in two patients, SD in six patients and Progressive Disease (PD) in 11 patients who were evaluable for response, resulting in a Clinical Benefit Rate (CR+PR+SD) of 18.2%.  At week 18, one patient continued to have a PR and three patients continued with SD, giving an Overall Response Rate of 2.3%. The Median Duration of Response, Time to Progression, and Overall Survival were 2.1 months, 1.7 months and 3.2 months respectively.

Nimotuzumab is designated an Orphan Drug for adult and pediatric glioma by the FDA as well as the EMEA for Europe.

About Nimotuzumab:
Nimotuzumab is a humanized monoclonal antibody targeting EGFR with an enhanced side effect profile over currently marketed EGFR-targeting antibodies. Nimotuzumab reportedly has been approved in 27 countries and more than 15,500 patients have been treated with the drug to date in 35 countries.

Nimotuzumab is licensed to YM's majority-owned joint venture, CIMYM BioSciences Inc., for Western and Eastern Europe, North America and Japan, as well as Australia, New Zealand, Israel and certain Asian and African countries. The drug is currently being evaluated in several Phase II and III trials in these territories by various licensees of the drug.

About YM BioSciences
YM BioSciences Inc. is a drug development company advancing three products: CYT387, a small molecule, dual inhibitor of the JAK1/JAK2 kinases; nimotuzumab, an EGFR-targeting monoclonal antibody; and CYT997, a vascular disrupting agent (VDA).

CYT387 is an orally administered inhibitor of both the JAK1 and JAK2 kinases, which have been implicated in a number of immune cell disorders including myeloproliferative neoplasms and inflammatory diseases as well as certain cancers. CYT387 is currently in a 166 patient Phase I/II trial in myelofibrosis that has completed enrollment, as well as a 60 patient Phase II BID trial that is recruiting patients. Nimotuzumab is a humanized monoclonal antibody targeting EGFR with an enhanced side-effect profile over currently marketed EGFR-targeting antibodies. Nimotuzumab is being evaluated in numerous Phase II and III trials worldwide. CYT997 is an orally-available small molecule therapeutic with dual mechanisms of vascular disruption and cytotoxicity, and has completed a Phase II trial in glioblastoma multiforme. In addition to YM’s three clinical stage products, the Company has several early-stage research programs underway with candidates from its library of novel compounds identified through internal research conducted at YM BioSciences Australia.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process or the ability to obtain drug product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand; and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that CYT387, nimotuzumab and CYT997 will generate positive efficacy and safety data in ongoing and future clinical trials, and that YM and its various partners will complete their respective clinical trials and disclose data within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith
VP Corporate Communications
YM BioSciences Inc.
Tel. +1 905.361.9518
jsmith@ymbiosciences.com